TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

March 22, 2022

Dear Sir/ Madam,

Sub: Press release

Please find enclosed the press release titled '**Infosys to Acquire Digital Experience and Marketing Agency, oddity**' for your information and records. This information will also be hosted on the Company's website, at www.infosys.com.

Yours Sincerely,

For Infosys Limited

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

PRESS RELEASE

Infosys to Acquire Digital Experience and Marketing Agency, oddity

Strategic acquisition to further strengthen Infosys' digital experience capabilities in Germany, across Europe, and Northeast Asia

Bengaluru, India and Stuttgart, Germany – March 22, 2022: Infosys (NSE, BSE, NYSE: INFY) a global leader in next-generation digital services and consulting, today announced a definitive agreement to acquire **oddity,** a Germany-based digital marketing, experience, and commerce agency. The move strengthens Infosys' creative, branding and experience design capabilities, and demonstrates its continued commitment to co-create with clients and help them navigate their digital transformation journey.

With more than 300 digital experts located in Stuttgart, Berlin, Cologne, Belgrade, Shanghai and Taipei, oddity is one of the largest independent digital agencies from Germany.

Enabling digital transformation for leading German omni-channel, e-commerce retailers, leading FMCG brands and global mobility providers, oddity has a comprehensive service portfolio comprising digital-first brand management and communication, in-house production, including virtual and augmented reality, experience design and e-commerce services across Europe and China.

Together with Infosys' earlier acquisition of WONGDOODY, which offers creative and marketing services, oddity will help global CMOs, and businesses thrive in a digital commerce world with complementary skills and expertise. As part of Infosys' digital experience and design offering, oddity will become part of WONGDOODY, an Infosys company, and join its network of studios across Seattle, Los Angeles, New York, Providence, Houston, and London, and design hubs in five cities in India.

Ravi Kumar S, President, Infosys, said, "We find ourselves at the cusp of the next generation of the internet, the merging of the physical and virtual worlds. With this vision, we are excited to strengthen our experience and marketing skills with oddity, to deliver forward-thinking, holistic solutions at a global scale. With oddity's digital commerce and marketing knowledge as well as its metaverse-ready set-up, it is the perfect complement to Infosys' prowess in technological transformation."

"The future of better human-centered marketing lies in the symbiosis of creativity and technology (data, automation, AI). This is where we see the opportunity for a unique differentiation together with Infosys and WONGDOODY. We are ambitious to further develop our services jointly and are proud to become part of one of the world's most respected digital tech companies." said **oddity founders Frank Boegner, Marc Bürkle, Simon Umbreit and Christian Gölz.**

Ben Wiener, CEO, WONGDOODY, an Infosys company, added, "Meeting oddity was like meeting a long-lost twin. We share the same values and vision around the power of creativity to accelerate digital transformation for our clients, while recognizing that it's our people and culture that drive our success. We are united in our shared belief that digital transformation is at its best when it is consistently approached from a people-based, needs-centred perspective."

The acquisition is expected to close during the first quarter of fiscal 2023 (April 2022), subject to customary closing conditions.

About oddity
oddity is a digital communication and commerce agency, here to find better answers for people's needs in our on-demand world by going deeper, co-creating, and empowering each other. With locations in Stuttgart, Berlin, Belgrade, Cologne, Shanghai, and Taipei, we provide over 300 digital experts a professional home. Co-creating with our clients, we craft digital solutions, brand worlds, campaigns, and liquid content for social media. Entire ecosystems that connect with customers, fostering brand loyalty while delivering a strong impetus to buy throughout a broad spectrum of sectors in B2B and B2C. For more information please visit www.odt.net.

About WONGDOODY, an Infosys company
WONGDOODY is an award-winning creative agency and the global experience-and-design platform for Infosys. The company is recognized for branding, retail, and consumer insights. With offices in Seattle, New York, Los Angeles, Providence, and across the globe; WONGDOODY clients have included Amazon, Honda, CITI, and a wide range of Fortune 500 companies.

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients in more than 50 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring

companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2021. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Media Contacts: PR_Global@infosys.com

Disclosure under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015: -

Name of the target entity,	**Target:** oddity code GmbH, oddity GmbH, oddity group services GmbH, oddity jungle GmbH, oddity space GmbH, oddity waves GmbH (together referred to as "oddity"). **Acquirer:** Infosys Consulting Pte. Ltd., a wholly owned subsidiary of Infosys Limited. To consummate the above transaction, Infosys Consulting Pte. Ltd. will simultaneously acquire Kristall 247. GmbH.
Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired?	No.
Industry to which the entity being acquired belongs	Digital Experience & Marketing agency.
Objects and effects of acquisition	Partnering with Chief Marketing Officers (CMO's) and Chief Digital Officers, the move strengthens Infosys' creative, branding and experience design capabilities, and demonstrates its continued commitment to co-create with clients and help them navigate their digital transformation journey. With oddity's digital commerce and marketing knowledge as well as its metaverse-ready set-up, it is the perfect complement to Infosys' prowess in technological transformation.
Any governmental or regulatory approvals required for the acquisition	Customary approvals from the German Federal Cartel Office (Bundeskartellamt) for the acquisition of oddity.
Indicative time period for completion of the acquisition	The acquisition of oddity is expected to close during the first quarter of fiscal 2023 (April 2022), subject to customary closing conditions. The acquisition of Kristall 247. GmbH is expected to close in March 2022, subject to customary closing conditions.
Nature of consideration	Cash.
Cost of acquisition or the price at which the shares are acquired;	**For oddity**: Up to EUR 50 million, including Earn-out, Management Incentives and Bonuses. **For Kristall 247. GmbH**: EUR 3,000.
Percentage of holding	100% of the equity share capital in both oddity and Kristall 247. GmbH.
Brief Background	Founded in 2000, Oddity, with more than 300 digital experts, is one of the largest independent digital agency groups from Germany, focusing on digital omni-channel experiences, marketing and commerce, and serving marquee global brands (https://www.odt.net/en). Oddity is 100% owned by founders. The company is headquartered in Stuttgart, Germany with presence across Berlin, Cologne, Belgrade, Shanghai and Taipei.

	Service portfolio comprises digital-first brand management and communication, in-house production, including virtual and augmented reality, experience design and e-commerce services. Last 3 years' revenues (Fiscal year ending December 31st): CY21: EUR 21.6 million, CY20: EUR 17.2 million, CY19: EUR 17.7 million. Founded in 2021, Kristall 247. GmbH, with a seat in Cologne, Germany, does not have any operations.